(Currently Brascan Corporation)	NEWS RELEASE

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2005 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brascan’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2005 Third Quarter Results conference call can be accessed via webcast on November 3, 2005 at 3:00 p.m. EST at www.brascancorp.com or via teleconference at 1-800-240-5124, toll free in North America. For overseas calls please dial  507-726-3566, at approximately 2:50 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-807-5189.

BROOKFIELD ASSET MANAGEMENT REPORTS THIRD QUARTER
NET INCOME OF US$736 MILLION

CASH FLOW FROM OPERATIONS PER SHARE INCREASES TO $286 MILLION

TORONTO, November 3, 2005 - Brookfield Asset Management Inc. (currently Brascan Corporation) (TSX/NYSE: BAM) today announced operating results for the third quarter ended September 30, 2005. Net income totalled $736 million ($2.73 per share) compared with $133 million ($0.49 per share) in the same period last year, and includes a gain on the sale of our remaining investment in Falconbridge of $636 million after tax.

Operating cash flow, which excludes a gain on the sale of our Falconbridge shares, for the three months ended September 30, 2005 totalled $286 million ($1.04 per share) compared with $188 million ($0.70 per share) last year.

The following table presents the results on a total and per share basis.
Three months ended Sept. 30 Nine months ended Sept. 30
US$ millions (except per share amounts)	2005	2004	2005	2004

Net income	$ 736	$ 133	$ 1,511	$ 468
– per share	$ 2.73	$ 0.49	$ 5.58	$ 1.73
Cash flow from operations	$ 286	$ 188	$ 656	$ 493
– per share	$ 1.04	$ 0.70	$ 2.37	$ 1.83

Bruce Flatt, Chief Executive Officer of Brookfield Asset Management commented: “Our core operations in property, power and infrastructure assets performed in line with expectations and we are well positioned to generate additional growth in operating cash flows for the balance of the year. The disposition of our investment in Falconbridge significantly increased our liquidity and represents the culmination of our plan to monetize our resource investments.”

Brookfield Asset Management Inc. (currently Brascan Corporation)
2005 Third Quarter Results

Dividend Declaration

On November 2, 2005, the Board of Directors declared a regular dividend of US$0.15 per Class A Share, payable on February 28, 2006, to shareholders of record as at the close of business on February 1, 2006.

Information on Brookfield Asset Management’s common and preferred share dividends can be found on the company’s web site under Investor Centre/Stock Information.

Corporate Activities

A special meeting of shareholders will be held on November 10, 2005 to consider a resolution to change the name of the company to Brookfield Asset Management Inc. This will enable the company to operate under one unified name across our operations. In addition, the currently outstanding offer to repurchase up to $500 million of common shares at $41.00 per share will expire on November 9, 2005.

Additional Information

The Letter to Shareholders and the company’s Supplemental Financial Information for the nine months ended September 30, 2005 contains further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc. (currently Brascan Corporation) is a specialist asset manager. Focused on property, power and infrastructure assets, the company has approximately $40 billion of assets under management. The company is co-listed on the New York and Toronto Stock Exchanges. For more information, please visit our web site at www.brascancorp.com.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brascancorp.com

Brookfield Asset Management Inc. (currently Brascan Corporation)
2005 Third Quarter Results

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, except per share amounts	2005	2004*	2005	2004*
Total revenues	$1,368	$994	$3,516	$2,600
Net operating income
Property	277	241	769	677
Power generation	98	68	361	213
Funds management	57	46	225	165
Investment income	39	17	72	38
Gains and other	41	67	67	148
	512	439	1,494	1,241
Expenses
Interest expense	218	154	652	454
Current income taxes	28	16	74	40
Other operating costs	21	22	68	53
Minority share of net income before the following	74	74	235	248
	171	173	465	446
Other items
Equity accounted income from investments	34	79	210	270
Gains on disposition of Falconbridge	785	-	1,350	-
Depreciation and amortization	(102)	(60)	(271)	(172)
Future income taxes and other provisions	(180)	(107)	(329)	(193)
Minority share of the foregoing items	28	48	86	117
Net income	$736	$133	$1,511	$468
Net income per common share
Diluted	$2.73	0.49	5.58	1.73
Basic	$2.80	$0.50	$5.72	$1.75

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(Unaudited)	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions	2005	2004*	2005	2004*
Income before non-cash items [1]	$171	$173	$465	$446
Dividend from Canary Wharf	110	-	110	-
Dividends from Falconbridge	-	11	24	33
Dividends from Norbord	5	4	57	14
Cash flow from operations	$286	$188	$656	$493

1  Net operating income less expenses

*  See accompanying notes on following page

Brookfield Asset Management Inc. (currently Brascan Corporation)
2005 Third Quarter Results

CONSOLIDATED BALANCE SHEET

	(Unaudited)	(Unaudited	)
	September 30	June 30		31-December 31
US$ millions	2005	2005		2004[2]
Assets
Operating assets
Property	$10,334	$10,217		$9,289
Power generation	3,636	3,520		3,048
Funds management	4,926	5,538		4,719
	18,896	19,275		17,056
Cash and cash equivalents	1,244	674		404
Securities	2,391	1,731		996
Accounts receivable and other	3,683	3,199		1,551
	$26,214	$24,879		$20,007
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$1,685	$1,832		$1,675
Non-recourse borrowings
Property specific mortgages	8,112	7,865		6,045
Other debt of subsidiaries	2,481	2,544		2,373
Accounts payable and other liabilities	5,086	4,576		2,719
Capital securities [2]	1,598	1,513		1,548
Minority interests of others in assets	2,076	2,087		1,780
Preferred equity	590	590		590
Common equity	4,586	3,872		3,277
	$26,214	$24,879		$20,007

Note 1
The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group, plc as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Funds Management” in the company’s statutory financial statements.

Note 2
Certain convertible preferred shares and preferred securities have been reclassified as capital securities in accordance with changes in accounting guidelines. This has also resulted in conforming changes to dividends paid, interest expense, foreign exchange gains and retained earnings.

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward- looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Brookfield Asset Management Inc. (currently Brascan Corporation)
2005 Third Quarter Results